SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the nine-month period ended September 30, 2008

Commission File Number 333-11084

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), for the nine-month period ended September 30, 2008. Mexican Financial Reporting Standards (“MFRS”) requires that financial information as of December 31, 2007, or for prior periods, be presented in constant Pesos as of December 31, 2007 (having the same purchasing power for each period indicated) and financial information starting from January 1, 2008 be presented in nominal Pesos, unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

As of January 1, 2008, Alestra and its subsidiary adopted the standard NIF B-2 “Cash flows statement”. This NIF provides the provisions for the presentation, structure and preparation of the cash flows statement, as well as for the disclosures complementing this basic financial statement. The NIF B-2 supersedes the Statement B-12, “Statement of changes in the financial position”, and also requires companies to show gross amounts of collections and payments. In very specific cases, the standard allows companies to show net cash flows movements. It is also requires companies to show how the cash balance is obtained.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	the competitive nature of providing long distance, data and internet and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business including, but not limited to, costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

Revenues

Total revenue during the nine-month period ended September 30, 2008 was Ps. 3,444.6 million, a 9.9%, or Ps. 379.6 million, decrease from the Ps. 3,824.2 million generated in the same period of 2007. This decrease was the result of lower revenues from international long distance services. The decrease in international long distance revenues was partially offset by a 10.5% increase in revenues from data, internet and local services.

Data, Internet and Local Services. During the nine-month period ended September 30, 2008, data, internet and local service revenues reached Ps. 2,150.6 million, a 10.5%, or Ps. 204.8 million, increase from the Ps. 1,945.7 million recorded during the same period of 2007. Growth of non-long distance services revenues was particularly strong in internet-related, direct access and local services. Our internet services revenues increased due to the continuing growth of our internet dedicated, virtual private network (“VPN”), as well as our voice over internet protocol (“VoIP”) service for residential customers. Our data, internet and local service segment represented 62.4% of our total revenues during the nine-month period ended September 30, 2008, compared to 50.9% during the same period in 2007.

Long Distance Services. Revenues derived from our long distance services for the nine-month period ended September 30, 2008 decreased 31.1% or Ps. 584.4 million, to Ps. 1,294.0 million from Ps. 1,878.4 million in the same period of 2007. The decrease in long distance revenues was due to both lower rates and traffic. The average long distance revenue per minute decreased 18.7% to Ps. 0.64 for the nine-month period ended September 30, 2008 from Ps. 0.76 recorded during the nine-month period ended September 30, 2007. Total volume of minutes handled decreased 19.1% to 2,008 million in the nine-month period ended September 30, 2008 from 2,483 million of minutes for the same period of 2007. The reduction in volume is attributable to less international long distance traffic. As a percentage of total revenues, long distance services revenues represented 37.6% of our total revenues during the nine-month period ended September 30, 2008 compared to 49.1% during the same period of 2007.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	Interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”);

•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	Fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services decreased 22.6%, or Ps. 387.7 million, to Ps. 1,327.0 million for the nine-month period ended September 30, 2008 from Ps. 1,714.7 million recorded during the nine-month period ended September 30, 2007. The reduction in cost of services was mainly the result of a 33.1% decrease in cost of the long distance services to Ps. 767.1 million for the nine-month period ended September 30, 2008 from Ps. 1,146.0 million recorded during the same period of 2007, while cost of data, internet and local services slightly decreased 1.6% to Ps. 559.9 million for the nine-month period ended September 30, 2008 from Ps. 568.8 million recorded during the same period of 2007. Our cost of long distance services declined primarily because of the decrease in long distance traffic. Our cost of Data, Internet and Local Services during the nine-month period ended September 30, 2008 slightly decreased due to a reduction in data services costs when compared to the same period of 2007.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the nine-month period ended September 30, 2008 increased 0.4%, or Ps. 8.1 million, to Ps. 2,117.6 million from Ps. 2,109.4 million in the same period in 2007.

Our gross profit increased as a result of higher data, internet and local services gross profit, which fully offset the decrease in the long distance gross profit. Our data, internet and local services gross profit increased 15.5%, or Ps. 213.7 million, to Ps. 1,590.7 million in the nine-month period ended September 30, 2008 from Ps. 1,377.0 million recorded in the same period of 2007; while our long distance gross profit decreased 28.1%, or Ps. 205.5 million, to Ps. 526.9 million in the nine-month period ended September 30, 2008 from Ps. 732.4 million recorded in the same period of 2007.

Our gross margin, defined as gross profit as a percentage of total revenues, was 61.5% in the nine-month period ended September 30, 2008 as compared to 55.2% reported in the same period in 2007.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, increased 2.3% or Ps. 26.2 million to Ps. 1,161.2 million in the nine-month period ended September 30, 2008 from Ps. 1,135.0 million recorded in the same period in 2007 primarily due to an increase in personnel cost. For the nine-month periods, ended September 30, 2008 and September 30, 2007, administration, selling and other operating expenses represented 33.7% and 29.7% of total revenues, respectively. This increase in the percentage of total revenues was the result of lower revenues, and higher administration, selling and other operating expenses.

Depreciation and amortization

Depreciation and amortization decreased 16.0% or Ps. 106.6 million to Ps. 558.7 million in the nine-month period ended September 30, 2008, from Ps. 665.3 million for the same period of 2007. This is due to lower amortization expenses explained by the ending of our pre-operative expenses amortizations in the second half of 2007.

Operating income

Operating income increased 28.6% or Ps. 88.6 million, to Ps. 397.7 million in the nine-month period ended September 30, 2008, from Ps. 309.1 million recorded in the nine-month period ended September 30, 2007. This increase is mainly explained by a Ps. 8.1 million increase in gross profit, coupled with a Ps. 106.6 million decrease in depreciation and amortization compared to the amounts recorded in the same period of 2007.

Comprehensive financial result

During the nine-month period ended September 30, 2008, our comprehensive financial loss was Ps. 219.7 million, compared to a Ps. 166.5 million loss reported during the same period in 2007. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30,
	2007 (1)	2008 (2)
Interest expense	(251.3)	(196.5)
Interest income	32.1	15.5
Exchange gain, net	(15.6)	24.4
Effect of derivative financial instruments	—	(63.0)
Gain from monetary position	68.4	—

Comprehensive financial result, net	(166.5)	(219.7)

(1)	Information for 2007 expressed in millions of Mexican Pesos of purchasing power as of December 31, 2007.
(2)	Information for 2008 expressed in millions of nominal Mexican Pesos.

Our interest expense decreased 21.8% or Ps. 54.8 million to Ps. 196.5 million in the nine-month period ended September 30, 2008, from Ps. 251.3 million in the same period of the previous year. The decrease in the interest expense was due to lower indebtedness as a result of principal amortization of US$16.7 million of our senior notes due 2010 on December 31, 2007 and US$ 19.8 million on June 30, 2008, and the corresponding principal amortization of our bank facility, in an amount of US$3.8 million on each of November 5, 2007, February 5, 2008 May 5, 2008 and August 5, 2008.

Interest income decreased to Ps. 15.5 million in the nine-month period ended September 30, 2008, from Ps. 32.1 million recorded in the comparable period of 2007, due to a lower average cash balance during the nine-month period ended September 30, 2008 than the first nine-month period of the previous year coupled with a lower average interest rate as compared to the same period of 2007.

Exchange gain for the nine-month period ended September 30, 2008 was Ps. 24.4 million compared to an exchange loss of Ps. 15.6 million recorded during the same period of 2007. We recorded a foreign exchange gain since our U.S. dollar denominated monetary liabilities exceed our U.S. dollar denominated monetary assets and as a result of a 0.7% appreciation of the Peso against the U.S. dollar during the nine-month period ended September 30, 2008, while during the same period of 2007 the Peso depreciated 0.1% against the U.S. dollar.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In the past years, we have considered alternatives to manage this risk, for instance trough the use of hedging instruments, in order to minimize the impact in our cash flow due to exchange rate fluctuation of the Peso-U.S. dollar.

The effect of derivative financial instruments was negative due to a 6.3% appreciation of the Peso against the U.S. dollar during the first eight months of 2008. This situation affected our two economic hedges with a fixed purchase exchange rate during 2008 of Ps 10.82 per US$ 1 and Ps 10.79 per US$ 1, respectively. On September 26, 2008 and September 29, 2008, our two economic hedges were canceled with a total premium of US$0.1 million due to the high volatility in the exchange rate experienced during that period.

As a result of the adoption of the new accounting pronouncement, the NIF B-10 “Inflation effects” under Mexican FRS, which became effective on January 1, 2008, there is no recognition of a monetary position in the nine-month period ended September 30, 2008.

Income and asset taxes

We and our subsidiary, Servicios Alestra, are each subject separately to pay income tax or asset tax until December 2007. In 2008 asset tax was replaced by the flat tax (known as IETU for its acronym in Spanish). We recognized an income tax of Ps 23.8 million for the nine-month period ended September 30, 2008. In the same period of 2007, we have not recorded any income tax provision due to the amortization of tax losses carry forwards. In order to defer asset tax payments in 2007 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. For the nine-month period ended September 30, 2007, Alestra recorded an asset tax of Ps 2.2 million.

During the nine-month period ended September 30, 2008 we recorded a deferred income tax of Ps. 93.2 million. This is due to an accelerated depreciation of fixed assets for income tax purposes.

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (known as IETU), which replaced the Mexican asset tax and is applied to taxpaying entities along with the regular Mexican income tax. Taxpayers will calculate a flat tax at 17.5 percent to an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent will apply in 2008 and 2009, respectively). If the flat tax is a positive amount, the enterprise will compare the flat tax to the income tax calculated under the current income tax system and by flat tax credits. If the flat tax is larger, this amount is classified as a flat tax and paid as a supplement to the regular income tax liability. However, if the flat tax is positive but less than the regular income tax plus the flat tax credits, no flat tax is due. If the tax base that is subject to the flat tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the flat tax rate will result in a credit for the flat tax net operating losses that can be used to reduce or eliminate the regular income tax in the current year and/or reduce the flat tax in the subsequent 10 years. For the nine-month period ended September 30, 2008, income tax is higher than IETU tax; accordingly, we have not recognized any flat tax provision in our consolidated income statements for the nine-month period ended September 30, 2008.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue to pay regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes at September 30, 2008.

Net Income

During the nine-month period ended September 30, 2008 we recorded a net income of Ps. 29.1 million compared to a net income of Ps. 141.8 million during the same period of 2007. This was mainly explained by a negative effect of derivative financial instruments coupled with higher deferred income taxes, during the nine-month period ended September 30, 2008, as compared to the same period of 2007.

Current Liquidity

As of September 30, 2007, December 31, 2007 and September 30, 2008 we had Ps. 255.6 million, Ps. 283.1 million and Ps. 196.3 million of unrestricted cash available, respectively. Although we have generated positive operating results, our unrestricted cash balance decreased Ps. 59.3 million from September 30, 2007 to September 30, 2008 primarily due to the following factors:

•	the principal amortization of our senior notes due 2010 for US$16.7 million on December 30, 2007 and US$19.8 million on June 30, 2008;

•	the principal amortization of our bank facility, in the amount of US$3.8 million on each of November 5, 2007, February 5, 2008, May 5, 2008, August 5, 2008;

•	the prepayment of our debt outstanding with Deutsche Bank, in the amount of US$23.1 million on September 11, 2008.

•	temporary investment in our senior notes due 2010 in an amount of US$10.0 million.

Our cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of September 30, 2008, we had cash of Ps. 28.4 million and temporary investments of Ps. 167.9 million, of which Ps. 100.7 million were in Peso-denominated instruments, Ps. 67.2 million were cash invested in U.S. dollar-denominated instruments. In our opinion, our current cash balance is sufficient for our present requirements. On September 30, 2008 we have acquired US$10.0 million principal amount of our senior notes due 2010. This investment in our senior notes due 2010 has been registered in our financial statements as a reduction of our total senior notes outstanding.

As of September 30, 2008, December 31, 2007 and September 30, 2007, our ratio of current assets to current liabilities was 0.75x, 0.90x and 1.05x, respectively. Our ratio of current assets to current liabilities as of September 30, 2008 includes the corresponding amortization of the senior notes due 2010 that will be payable on December 2008 and on June 30, 2009, as well as the corresponding amortization of a bank facility that will be payable on September 2009.

	As of September 30, 2008 (1)			As of December 31, 2007 (2)			As of September 30, 2007 (2)

Unrestricted cash balance	Ps.	196.3		Ps.	283.1		Ps.	255.6
Current ratios (times)		0.75	x		0.90	x		1.05	x

(1)	Information for 2008 expressed in millions of nominal Mexican Pesos.
(2)	Information for 2007 expressed in millions of Mexican Pesos of purchasing power as of December 31, 2007.

Net debt during the nine-month period ended September 30, 2008 decreased US$1.8 million to US$231.0 million from US$232.8 million recorded on December 31, 2007, and decreased US$28.2 million from US$259.2 million recorded on September 30, 2007. The reduction of net debt is the result of the corresponding principal amortization of our indebtedness with internally generated funds and other financing facilities.

Capital expenditures during the nine-month period ended September 30, 2008 amounted to Ps 497.5 million, Ps. 114.5 million higher than the Ps. 383.0 million invested in the same period of 2007. Our capital expenditure program includes investments to develop of the number portability project, to expand our network, provide new services to customers and increase the portion of our network to the customers' premises, commonly referred to as the last-mile access. As of the date of this report, the capital expenditure program is proceeding according to schedule.

Indebtedness

On August 8, 2008 we acquired a vendor financial facility in an amount of US$ 6.3 million with Cisco Systems Capital Corporation. The facility has a fixed interest rate of 5.67%. Interest and principal amortization will be payable monthly. Final maturity of this facility is in August 7, 2011.

On September 10, 2008, we acquired a bank facility with Comerica Bank in an amount of US$15 million. The facility has a variable interest rate of 1 month LIBOR plus 1.75%. Interest payments will be payable each month and principal amortization will be paid at maturity in September 10, 2009. The funds of this new bank facility together with internally generated funds were used to prepay the US$23.1 million debt outstanding with Deutsche Bank.

As of September 30, 2008 we had outstanding US$232.7 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semiannually in cash in arrears on June 30 and December 30. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005.

In addition, we have a lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of September 30, 2008 of US$0.2 million. Final maturity of this facility is in April 2009.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2008

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts as of December 31, 2007 are expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007. Amounts as of September 30, 2008 are expressed in thousands of nominal

Mexican Pesos)

	December 31, 2007		Unaudited September 30, 2008
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	283,059	Ps	196,258
Restricted cash		166,016		—
Trade receivables, net		471,858		499,309
Due from affiliates and other related parties		104,723		66,366
Recoverable taxes		248		545
Other receivables		32,604		63,720
Derivative financial instruments		4,156		—
Prepaid expenses		26,153		40,544

Total current assets		1,088,817		866,742
Property and equipment, net		5,103,058		5,005,865
Deferred charges and other assets, net		337,119		316,307
Intangible asset derived from the actuarial computation of labor obligation		15,113		—

Total assets	Ps	6,544,107	Ps	6,188,914

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers	Ps	108,856	Ps	98,037
Other suppliers		246,295		84,971
Senior notes		267,427		319,486
Bank loans, notes payable and capital leases		182,440		186,720
Due to affiliates and other related parties		43,870		32,213
Income tax		—		7,884
Other accounts payable and accrued expenses		363,354		420,987

Total current liabilities		1,212,242		1,150,298

LONG-TERM LIABILITIES:
Senior notes		2,314,039		2,084,810
Bank loans, notes payable and capital leases		210,433		44,744
Deferred income tax		85,630		178,793
Estimated liabilities for seniority premiums and pension plans		123,881		99,549

Total liabilities		3,946,225		3,558,194

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		1,202,912		1,235,748

Total majority interest		2,597,883		2,630,719

Total minority interest		(1)		1

Total stockholders’ equity		2,597,882		2,630,720

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	6,544,107	Ps	6,188,914

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Amounts for the nine-month period ended September 30, 2007 are expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007. Amounts for the nine-month period ended September 30,

2008 are expressed in thousands of nominal Mexican Pesos)

	Nine-month period ended September 30,
	2007		2008
REVENUES
Long distance services	Ps	1,878,425	Ps	1,294,022
Data, internet and local services		1,945,737		2,150,557

		3,824,162		3,444,579

OPERATING EXPENSES :
Cost of services (excluding depreciation):
Long distance services		(1,145,980)		(767,106)
Data, internet and local services		(568,757)		(559,901)

		(1,714,737)		(1,327,007)

Administration, selling and other operating expenses		(1,134,994)		(1,161,178)
Depreciation and amortization		(665,300)		(558,709)

Operating income		309,131		397,685

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(251,325)		(196,504)
Interest income		32,086		15,498
Exchange (loss) gain		(15,610)		24,367
Effect of derivative financial instruments		—		(63,025)
Gain from monetary position, net		68,372		—

		(166,477)		(219,664)

OTHER INCOME (EXPENSE), NET		1,278		(32,036)

Gain before the following provisions for deferred income tax and asset tax		143,932		145,985
Asset tax		(2,171)		—
Income tax		—		(23,757)
Deferred income tax		—		(93,163)

Net income	Ps	141,761	Ps	29,065

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts for the nine-month period ended September 30, 2007 are expressed in thousands of Mexican

Pesos of purchasing power as of December 31, 2007)

	Nine-month period ended September 30, 2007
OPERATING ACTIVITIES:
Net Income	Ps	141,762
Adjustments to reconcile net loss to resources provided by operating activities:
Cost of labor obligations		(9,217)
Amortization of capitalized expenses from issuance of senior notes		19,528
Depreciation and amortization		665,300

		817,373
Changes in working capital:
Trade receivables, net		(135,286)
Due from affiliates and other related parties		(27,344)
Recoverable taxes and other receivables		9,868
Prepaid expenses		(11,715)
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers		(13,008)
Due to affiliates and other related parties		(220,104)
Other accounts payable and expenses accrued		73,287

Resources provided by operating activities		493,071

INVESTING ACTIVITIES:
Purchase of property and equipment		(346,917)
Deferred charges and other assets		(38,115)
Restricted cash		(31,593)

Resources used in investing activities		(416,625)

FINANCING ACTIVITIES:
Payments of senior notes		(406,840)
Bank loans, notes payable and capital leases, net		(159,294)

Resources used in financing activities		(566,134)

Decrease in cash and cash equivalents		(489,688)
Cash and cash equivalents, beginning of period		745,350

Cash and cash equivalents, end of period	Ps	255,662

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

(Amounts for the nine-month period ended September 30, 2008 are expressed in thousands of nominal

Mexican Pesos)

	Nine-month period ended September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	Ps	29,065
Adjustments to reconcile net loss to resources provided by operating activities:
Unrealized exchange losses		(34,130)
Deferred tax		93,163
Amortization of capitalized expenses from issuance of senior notes		22,168
Depreciation and amortization		558,709
Allowance for doubtful accounts		21,947
Other provisions		2,247

		693,169
Changes in working capital:
Current assets		(50,124)
Income tax		7,884
Current liabilities		63,181

Net cash provided by operating activities		714,110

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment		(619,901)
Deferred charges and other assets		(33,543)
Restricted cash		166,016

Net cash used in investing activities		(487,428)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of senior notes		(203,556)
Payments of bank loans, notes payable and capital leases, net		(11,650)
Bank loans		(98,277)

Net cash used in financing activities		(313,483)

Decrease in cash and cash equivalents		(86,801)
Cash and cash equivalents, beginning of period		283,059

Cash and cash equivalents, end of period	Ps	196,258

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts for the nine-month period ended September 30, 2007 and December 31, 2007 are expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007. Amounts for the nine-month period ended September 30, 2008 are expressed in thousands of nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T, Inc. (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa announced that it had reached an agreement with BBVA-Bancomer to acquire 49% of the remaining equity interest in Onexa held by Bancomer.

On September 3, 2007, the shareholders of Acciones ALFA, S. A. de C. V. and Onexa, S. A. de C. V. (“Onexa”) approved their merger. Onexa was the surviving corporation and the merger was effective on September 30, 2007. On October 2, 2007, the shareholders of Onexa and Alfa S. A. B. de C. V. (“Alfa”) approved their merger. Alfa was the surviving corporation and the merger was effective on March 31, 2008. As a result of these mergers, Alestra is owned 51% by Alfa and 49% by AT&T, Inc.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The interim consolidated financial statements of Alestra have been prepared in accordance with Financial Reporting Standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CNIF”). A reconciliation of differences between Mexican FRS and Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) is included in Note 6.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps.” certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS and U.S. GAAP.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2007 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

As of January 1, 2008, Alestra and its subsidiary adopted the standard NIF B-2 “Cash flows statement”. This NIF provides the provisions for the presentation, structure and preparation of the cash flows statement, as well as for the disclosures complementing this basic financial statement. The NIF B-2 supersedes the Statement B-12, “Statement of changes in the financial position”, and also requires companies to show gross amounts of collections and payments. In very specific cases, the standard allows companies to show net cash flows movements. It is also requires companies to show how the cash balance is obtained.

b.	Recognition of the effects of inflation

As of January 1, 2008, Alestra and its subsidiary adopted the standard NIF B-10 “Inflation effects”. This NIF provides the provisions for the recognition of the inflation effects under an inflationary environment in the country of operation. This NIF incorporates, among other, the following changes: i) the option to choose the use of the National Consumer Price Index or the value of the Investments Units (“UDIS”, a Mexican index based on inflation), ii) eliminates the use of the method of valuation for foreign origin assets, and iii) that initial accumulated gain or loss from withholding of non monetary assets and the initial accumulated gain or loss from monetary position, be reclassified to the retained earnings or maintained in the equity such affects derived from items which have not been charged or credited to the income statement.

The financial information for prior periods has been restated to December 31, 2007 purchasing power by applying the corresponding restatement factor.

Currently, the company is operating under a non-inflationary economic environment, and in accordance with MFRS B-10, the balance sheets of September 30, 2008 and the related statements of income and cash flow for the nine-month period ended September 30, 2008 have not been restated.

3. SENIOR NOTES

From December 2006 through March 2008, Alestra acquired US$ 14.9 million principal amount of its senior notes due 2010. On June 18, 2008, Alestra sold this temporary investment in its senior notes due 2010.

On September 30, 2008, Alestra acquired US$ 10.0 million principal amount of its senior notes due 2010.

4. CONTINGENCIES

In August 2006 ABA SEGUROS and 7 ELEVEN filed a claim against Servicios Alestra in an amount of Ps. 50,000 corresponding to the fire originated in the building leased by Servicios Alestra to Casa Chapa (subrogation of rights). Servicios Alestra filed a response with the support of ACE Seguros (insurance company of Servicios Alestra). Management does not believe this claim would have any adverse effect; the Company has not recorded any amount thereof.

On July 6, 2006, Corporación Mexicana de Investigación en materiales S.A. de C.V. (“COMIMSA”), (a Mexican governmental entity) made a public bid for it to receive domestic and international long distance services. The Company participated in the bid and on July 20, 2006, and was awarded these services by COMIMSA. On July 21, 2006 the Company notified COMIMSA that the Company was not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company was obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company on October 3, 2006 to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company infringed on the applicable laws and imposed a sanction consisting of (i) our being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps. 75 to be paid by the Company. Against such resolution the Company filed an amparo suit (a constitutional defense procedure under Mexican law), obtaining the suspension of the ruling on January 9, 2007. The Company’s main arguments were that it did not commit any fraudulent conduct and that there were not any damages and injuries against COMIMSA. On June 26, 2008, the Supreme Court issued a resolution stating that the SFP committed procedure mistakes in its resolution.

As a consequence of the Court ruling, SFP will restore its resolution during the next weeks. That will means that Alestra will need to state its main arguments in order to defend its interests.

5. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance services (domestic and international) and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

	Long distance		Data, Internet and Local services		Total
Period ended
September 30, 2007
Revenues	Ps	1,878,425	Ps	1,945,737	Ps	3,824,162
Costs of services (excluding depreciation)		(1,145,980)		(568,757)		(1,714,737)

Gross profit	Ps	732,445	Ps	1,376,980		2,109,425

Operating expenses						(1,800,294)

Operating income						309,131
Comprehensive financial result						(166,477)
Other income, net						1,278

Gain before provision for asset tax						143,932
Asset tax						(2,171)

Net Income					Ps	141,761

September 30, 2008
Revenues	Ps	1,294,022	Ps	2,150,557	Ps	3,444,579
Costs of services (excluding depreciation)		(767,106)		(559,901)		(1,327,007)

Gross profit	Ps	526,916	Ps	1,590,656		2,117,572

Operating expenses						(1,719,887)

Operating income						397,685
Comprehensive financial result						(219,664)
Other expense, net						(32,036)

Gain before provision for deferred income tax						145,985
Income tax						(23,757)
Deferred income tax						(93,163)

Net Income					Ps	29,065

6. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements for the nine-month period ended September 30, 2007 include the effects of inflation as provided for under Statement B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation for the nine-month period ended September 30, 2007 required under Mexican FRS because the application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Nine months ended September 30,
	2007		2008
Reconciliation of net income:
Net income as reported under Mexican FRS	Ps	141,761	Ps	29,065

U.S. GAAP adjustments:
Difference in interest expense		182,609		169,617
Reversal of debt issuance costs, net of amortization		17,017		17,065
Fifth amendment effect on depreciation expense		(99,406)		(104,649)
Reversal of preoperating expense amortization		64,839		—
Deferred income tax		—		(67,441)
Severance payments		1,486		16,500

Total U.S. GAAP adjustments		166,545		31,092

Net income under U.S. GAAP	Ps	308,306	Ps	60,157

	Nine months ended September 30,
	2007		2008
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,575,826	Ps	2,630,720

U.S. GAAP adjustments:
Effect on total debt extinguishment		(611,635)		(381,147)
Effect on debt issuance costs		(62,392)		(39,656)
Fifth amendment effect on property and equipment		202,999		83,197
Preoperating expenses		(2,383,021)		(2,383,021)
Reversal of preoperating expenses amortization		2,383,021		2,383,021
Deferred income tax		—		(149,563)
Impact of FAS 158 adoption		—		(8,067)
Severance payments		(16,995)		—

Total U.S. GAAP adjustments		(488,023)		(495,236)

Total stockholders’ equity under U.S.GAAP	Ps	2,087,803	Ps	2,135,484

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2007		2008
Balance at beginning of period	Ps	1,779,497	Ps	2,075,327
Net income for the period		308,306		60,157

Balance at end of period	Ps	2,087,803	Ps	2,135,484

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps. 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps. 9,193,330 and Ps. 1,340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Alfa and 49% on AT&T Corp. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of September 30, 2007 and 2008 is as follows:

	2007		2008
Capital stock	Ps	12,355,568	Ps	12,355,568
Accumulated losses		(10,267,765)		(10,220,084)

Total stockholders’ equity under U.S. GAAP	Ps	2,087,803	Ps	2,135,484

The following table presents summarized statements of operations, including all U.S. GAAP adjustments, for the periods under review:

	Nine-month period ended September 30,
	2007(1)		2008(2)
Net revenues	Ps	3,824,162	Ps	3,444,579
Cost of services (excluding depreciation presented separately below)		(1,714,737)		(1,327,007)
Administration and selling and operating expenses		(1,133,508)		(1,144,678)
Depreciation and amortization		(699,867)		(663,358)

Operating income		276,050		309,536

Comprehensive financial result:
Interest income		32,086		15,498
Interest expense		(51,699)		(9,822)
Exchange (loss) gain, net		(15,610)		24,367
Effect of derivative financial instruments		—		(63,025)
Gain from monetary position		68,372		—

		33,149		(32,982)

Other income (expenses), net		1,278		(32,036)

Net income before asset tax and deferred income tax		310,477		244,518
Asset tax		(2,171)		—
Deferred income tax		—		(160,604)
Income tax		—		(23,757)

Net income for the period	Ps	308,306	Ps	60,157

(1)	Information for 2007 expressed in millions of Mexican Pesos of purchasing power as of December 31, 2007.
(2)	Information for 2008 expressed in millions of nominal Mexican Pesos.

Effects of the restructuring of the Old Senior Notes made on 2003

The effects of the restructuring were recorded as follows:

•	A gain of Ps. 958,753 was recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps. 939,888 was recognized for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps. 129,299 was made and the capitalization of Ps. 158,160 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican FRS, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•

Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•

Debt issuance cost of Ps. 158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps. 129,299 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating expenses

Under Mexican FRS, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of comprehensive financing result

The capitalization of comprehensive financing result, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction, was optional under Mexican FRS until December 31, 2007.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing result on deferred expenses.

Severance payments

Under Mexican FRS, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps. 24,666 over the remaining expected employee service period and consequently, as of September 30, 2007 and 2008 has recognized a total liability and charge to earnings of Ps. 1,486 and Ps. 16,500.

For the purposes of the September 30, 2007 reconciliation of earnings and equity, the Company recorded for U.S. GAAP purposes the entire expense not yet recognized under Mexican FRS which totals Ps. 16,995. For the purposes of the September 30, 2008 reconciliation of earnings and equity, the Company recorded for US GAAP purposes income of Ps. 0, representing a reversal of the amount recognized as expense under Mexican FRS. Alestra has determined that the impact on reported results and net assets for periods presented are not materially misstated as a result of not having recognized the annual cost and cumulative liability associated with these benefits in prior years.

Minority interest

Under Mexican FRS, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Impairment of assets

For US GAAP purposes, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or fair value is required. The Company has not recognized any impairment loss.

Cash Flows

Presented below are statements of cash flows for nine months ended September 30, 2007 and 2008 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statement for the nine-month ended September 30, 2007 below present cash flows adjusted to December 31, 2007 purchasing power. The cash flow statement for the nine-month ended September 30, 2008 period presents nominal cash flows.

	Nine months ended September 30,
	2007		2008
OPERATING ACTIVITIES:
Net income	Ps	308,306	Ps	60,157
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position		(99,078)		—
Unrealized exchange gain		14,340		(21,378)
Depreciation and amortization		699,867		685,526
Allowance for doubtful accounts		30,024		21,947
Difference in interest expense		(182,609)		(169,617)
Deferred tax		—		93,163
Other provision		10,548		(1,643)
Changes in operating assets and liabilities:
Current assets		(205,217)		(50,308)
Income tax		—		7,884
Current liabilities		(94,084)		127,267

Cash flows provided by operating activities		482,097		752,998

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(401,016)		(619,901)
Restricted cash		(35,302)		166,016
Deferred charges and other assets		(48,351)		(67,111)

Cash flows used in investing activities		(484,669)		(520,996)

FINANCING ACTIVITIES:
Payments of senior notes		(136,155)		(203,556)
Payments of bank loans, notes payable and capital leases, net		(333,739)		(11,650)
Bank loans		—		(103,597)

Cash flows used in financing activities		(469,894)		(318,803)

Net effect of inflation on cash and cash equivalents		(17,221)		—

Decrease in cash and cash equivalents		(489,687)		(86,801)
Cash and cash equivalents, beginning of period		745,350		283,059

Cash and cash equivalents, end of period	Ps	255,663		196,258

Interest and taxes paid:
Interest paid	Ps	159,698	Ps	109,633

Asset tax paid	Ps	2,143	Ps	—

Income tax paid	Ps	—	Ps	28,705

NEW ACCOUNTING PRONOUNCEMENTS

On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The adoption of FAS 161 is not expected to have a material impact on the results of operations and financial condition of the Company.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (FAS 162), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This statement is not expecting to result in a change in current practice.

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, which amends certain aspects of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FSP FIN 39-1”). FSP FIN 39-1 amends paragraph 10 of FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Derivative instruments permitted to be netted for the purposes of the FSP include those instruments that meet the definition of a derivative in FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, including those that are not included in the scope of Statement 133 (for example, a financial guarantee, weather derivatives, etc.). The decision to apply the guidance of the FSP FIN 39-1 is an accounting policy decision and should be consistently applied.

The FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. A reporting entity should recognize the effects of applying this FSP as a change in accounting principle through retrospective application for all financial statement presented. If it is impracticable to apply the guidance in this FSP retrospectively for all financial statements presented, the reporting entity should disclose why it is impracticable and apply the guidance in this FSP retrospectively for as many consecutive prior financial statements as practicable. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of this interpretation is not expected to have a material impact on Company’s results of operations and financial condition.

In April 2008, the FASB issued FASB Staff Position FSP FAS 142-3, Determination of the useful life of intangible assets, which amends FASB Statement No. 142, Goodwill and Other Intangible Assets, to provide guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this interpretation is not expected to have a material impact on Company’s results of operations and financial condition.

In May 2008, the FASB issued FASB Staff Position FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which amends APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, to clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this interpretation is not expected to have a material impact on Company’s results of operations and financial condition.

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” - an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years and interim periods after December 15, 2008. Earlier adoption is prohibited and SFAS No. 160 shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company will adopt this pronouncement on January 1, 2009.

The adoption of this statement will have some changes on the Company’s presentation of financial results and statement of position. However, these changes are not expected to be of a material nature.

In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, and earlier adoption is prohibited. The Company will adopt this pronouncement on January 1, 2009.

In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position, results of operations and disclosures, should the Company elect to measure certain financial instruments at fair value.

In September 2006 the FASB published SFAS No. 157 “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 158 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis. The Company is currently evaluating the impact, if any; the adoption of SFAS No. 157 will have on its financial position, results of operations and disclosures.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and have duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: November 28, 2008